

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Mr. Ian T. Bothwell
Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, TX   77024

> **Re:** **Rio Vista Energy Partners L.P.**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2005**
> **Filed December 15, 2006**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 6, 2006**
> **File No. 000-50394**
> **Response Letter Dated December 15, 2006**

Dear Mr. Bothwell:

We have reviewed your Form 10-K/A1 for the fiscal year ended December 31, 2005, and your response letter dated December 15, 2006, and have the following additional comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A1 for the Fiscal Year Ended December 31, 2005

Financial Statements

Note A – Organization, page 55

1.	We note, in response to prior comment 2, that you included in your amended filing the audited financial statements for your predecessor as of July 31, 2004 and July 31, 2003, and for each of the fiscal years in the three-year period ended July 31, 2004. However, there continues to be a gap in the continuous three-year audit coverage period required by Rule 3-02 of Regulation S-X. This gap results because the audit coverage of your predecessor's financial statements ends as of July 31, 2004, and your audited financial statements commence including your predecessor's operations as of October 1, 2004, the day following the effective date of your predecessor's spin off. This results in a two-month gap, August and September 2004, for which you have not included audited predecessor financial information in your amended filing. Accordingly, please amend your filing to include the additional audited predecessor financial information to comply with Rule 3-02 of Regulation S-X.

Closing Comments

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Donald F. Delaney, staff accountant, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686, with any other questions.

						Sincerely,

						Karl Hiller
						Branch Chief